Globalink, Ltd.

#210-4751 Garden City Road

Richmond, BC V6X 3M7, Canada

December 15, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Globalink, Ltd.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

Filed December 2, 2014

Response dated December 2, 2014

File No. 333-133961

In response to the comment letter dated December 15, 2014, please find the following responses:

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2013

General

1. The representations provided in your response letter to us dated December 2, 2014 were inconsistent with the representations we requested you provide to us in our letter dated November 21, 2014. Please provide a written statement from the company using the exact language that we previously requested, i.e.:

 - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The appropriate disclosure has been added to the end of the response letter.

Item 9A. Controls and Procedures, page 26

2. We note your response to comment 1 in our letter dated November 21, 2014, wherein you stated you “amended the filing to clearly state that management concluded that their internal control over financial reporting was ineffective as of December 31, 2013.” The amended language on page 26 of your Form 10-K/A filed December 2, 2014 is inconsistent with your response, as it repeats your conclusion regarding the effectiveness of your disclosure controls and procedures as opposed to providing your conclusion regarding the effectiveness of your internal control over financial reporting. Please amend your filing to clearly state management’s conclusion as to whether your internal control over financial reporting was effective or ineffective as of December 31, 2013.

The disclosure has been appropriately amended to state “Management has determined that our internal control over financial reporting was not effective as of December 31, 2013.”

The company acknowledges that:

-

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

-

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Hin Kwok Sheung

Hin Kwok Sheung

Chief Executive Officer

Globalink, Ltd.